Exhibit 99.2

 Borr Drilling Limited Investor Presentation7 July 2021

 Forward looking statements  2    This presentation includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance outlook, prospects, potential, indicative scenarios and trends, including contract backlog and contracting activity, growing backlog, estimated liquidity runway until 2023 maturities, estimated cash breakeven operations, expected market recovery and growth potential, expected strong pick-up in demand and improving visibility for 2022 and projected utilisation, improving liquidity, path to recovery in rates and projections in rates, statements about the global fleet of jackup rigs including supply and demand trends, upside projected demand and potential and expected drivers, demand forecast and upside potential, worldwide market balance and demand forecast, newbuild orderbook, expected tenders, OPEC ramp up, expected drivers and returns in the jackup drilling market, recovering activity, agreement to sell of shares in Mexico IWS and purchase of shares in drilling JVs, illustrative cash breakeven, debt profile and liquidity improvement and ambition to further extend, illustrative cash flow potential and implied EV and related assumptions, improving macro fundamentals driven by expected oil price and world economic recovery, expected to drive further improvements in jackup utilization and day rate recovery, strong outlook creating significant upside potential for Borr Drilling’s available rigs and increased collections in Mexico YTD improving the Company’s liquidity and runway and other non-historical statements. The forward-looking statements included in this presentation, are subject to significant risks, uncertainties, contingencies and factors that are that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors that could cause our actual results, level of activity, performance or achievements to differ materially from the statements expressed or which could be implied by these forward-looking statements include: risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices, risks relating to industry conditions and trends and tendering activity, oil price trends, supply and demand trends in the jackup industry, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sales of assets, risks relating to our loan agreements, including the agreement we have reached with our secured lenders, and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due, risks relating to our leverage and debt maturities including the risk that we may be unable to refinance or extend debt maturities as they fall due, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations, meet our debt and other payment obligations or to operate as a going concern and other risks described in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), future annual reports on Form 20-F and any other document that is, or may be, filed with the SEC. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements made in this presentation speak only as of the date of this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this presentation should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Introduction

Large modern Jack-up rig fleet
- *13 active rigs*
- *10 rigs available*
- *5 rigs under construction*

Growing backlog
- *Added $458M YTD 2021 at average day-rate over $85K*

Estimated liquidity runway until 2023 debt maturities
- *Based on 13 active rigs*
- *Settling Mexico JV divestitures*
- *Collections remaining on track*

Unique debt structure
- *Shipyard largest lenders*
- *Low cash interest cost*
- *First debt maturity Q1 2023*

Worldwide operations
- *North Sea, West Africa Asia, Mexico*

Cash break-even from operations
- *With 13 active rigs we estimate cash break even from operations**
- *Cash position end of Q1 2021 $49M*

Borr Drilling

* Including cash distributions from Mexico JVs

3 | Borr Drilling

 Modern fleet with global footprint and customer base   4  Global Presence  Customer base  Source: Company data  4    5    5      5    13  Contracted    10  Available    5  UnderConstruction      6      4      3      2      1      2    28  Total rigs

   Well positioned and ready to benefit from the expected market recovery  5  Significant growth potential remains  Strong track record of operation and activations    15 available units  Technical Utilization(%)  New Build Activations  5 Rigs  4 Rigs  1 Rig  # rigs

The strength of Jack-up drilling

Drivers & Returns

- In previous cycles Majors/Super Majors set the pace
- This cycle, the National Oil Companies are expected to set the pace – particularly for the Jack-up market – they are the largest customer base
- NOC plans are less investor sentiment dependent
- Cashflow at current oil prices is strong and a necessity for many governments' budgets
- The energy transition, over time, could diminish the value of large hydrocarbon resources – there is an added incentive to produce at today's strong prices rather than in the future at an unknown volume and price.

Customer base centered around NOC



353
13
100%
80%
60%
40%
20%
0%
Global Fleet
Borr Fleet
NOC
Independent
Major/Super Major

Growth in key markets



rigs
180
160
140
120
100
80
60
40
20
0
Demand
+110 rigs
+200%
15
12
17
10
54
13
40
57
53
19
33
53
2002
2019
Current
Saudi
UAE
Qatar
China

Source: IHS Petrodata, Borr Drilling

6 |

Borr Drilling

 Oil macro is improving for shallow water  7  Oil price has recovered ($/brl)  US shale shows discipline (BHI oil rig count)  Inventories drawing significantly  Sources: Bloomberg, Baker Hughes, SB1 Markets  Stock draws (mbrl/d)assuming no OPEC increase  Large stock draws and inventories below 5 year average – room for OPEC production to grow – OPEC production is mainly onshore and shallow water (jack-ups) – break-evens typically $15-40/brl  Oil price up 20% vs 2019  US Rig count down 50% vs 2019

2021 strong pick-up in demand – improving visibility for 2022


500
450
400
350
300
250
rigs
Marketed Supply
Contracted
416
375
353
40+ rigs potential incremental demand
2017
2018
2019
2020
2021

Significant upside potential

Middle East
Anticipated additional demand of rig acquisitions and contracts of **30+ units** (2022 / 2023)

ONGC
Incremental demand **of 3 to 5 rigs** (2022 / 2023)

Iran
Additional **16 rigs** required to reach pre-sanctions activity levels (2015)

Potential incremental demand for 40+ rigs

Marketed utilisation of >90% based on projected demand – day-rates increasing

Source: IHS Petrodata, Company data

8 |

Borr Drilling

Path to recovery in rates



Current utilization levels last seen in May 2019
rigs
390
380
370
360
350
340
330
320
310
300
Avg. Brent $63.9/bbl
Avg. Brent $68.4/bbl
Modern Rig Rates ~$100k
Modern Rig Rates >$100k?
82%
89%
83%
In 8 months:
Utilization +7%
Contracted Fleet +31
91%
89%
87%
85%
83%
81%
79%
77%
75%
Marketed utilisation
May 2019
Jan 2020
May 2021
Jan 2022 projection
Marketed Contracted
Marketed Util %

Source: IHS Petrodata, IC jacku-ps only, Company analysis

9 |

Borr Drilling

Activity recovering – Borr Drilling with strong increase in backlog

YTD May'21 industry fixtures[1] already surpassed 2020FY levels



Rig Years
Fixtures
120 fixtures
111 yrs
113 yrs
94 fixtures
2020 FY
End May 2021

Borr active in contracting[2]



Days pr rig (total fleet)
Day pr rig (contracted fleet)
Days fixed pr rig
450
400
350
300
250
200
150
100
50
-
401
233
Competitor #1
Competitor #2
Competitor #3
Borr Drilling

Source: IHS Petrodata, IC jackups only adjusted with Company data (contracts data).
* As of May 25th, 2021
[1] In rig years, fixtures include new mutual, priced option and mutual option transactions (excludes related party contracts ADNOC, CNOOC/COSL and ARAMCO/ARO)
[2] Includes new contracts, extensions, options and LOI/LOAs; Contracted Fleet = average contracted rig count 2021YTD;

10 |
Borr Drilling

 Newbuild orderbook all but gone – Borr controlling 25% of remaining supply   11  The market has absorbed a majority of newbuilds  Competitive newbuilds at only 20 units  Source: IHS Petrodata, Artic Offshore, Fearnley Offshore and Company adjustments  Borr has contracts for 5 of these units giving access to 25% of supply  A significant amount of rigs have already been put to work  # rigs  # rigs  Committed byAramco and ADNOC

Streamlining Mexico operations and improving liquidity

Prior to sale of shares in IWS		After sale of shares in IWS	
Borr Drilling ↓		Borr Drilling ↓	
Drilling JVs Perfomex I & II 49% - Borr	**5 rigs – bareboat contracts**	**Drilling JVs** Perfomex I & II **51% - Borr**	*Borr will obtain 2% additional shareholding in the Drilling JVs*
↓	**5 rigs – dayrate contracts** avg. dayrate $94,000 until Dec 2022	↓	
IWS JVs Opex/Akal 49% - Borr	**Integrated well services contracts** *The two IWS JV's provide turn-key well construction services to Pemex. To date they delivered 21 wells to Pemex adding 125,000 bbl/day of production*	**IWS JVs** Opex/Akal **0% - Borr**	*Borr will sell its 49% shareholding in the two IWS JV's, and release gross $28 million in cash*
↓ PEMEX®		↓ PEMEX®	

12 | Borr Drilling

   ($m in 2021)  # rigs working        Day-rate equivalent  8  13  18  23    Idun, Saga, Gunnlod, P1, P5, Norve, Natt, Skald  + Galar, Gersemi, Grid, Odin, Njord  + Groa, Gerd, Ran, Frigg, Mist  +Gyme, Thor, Hermod, Heimdal, Hild  $70k/day  ($75)  ($41)  $5   $51   $80k/day  ($49)  $2   $64   $126   $90k/day  ($23)  $45   $123   $202   $100k/day  $3   $87   $182   $277   Attractive cost structure  13  Illustrative scenarios of operating cash break-even1 in 2021 at different activity levels  1) Assumes $32m in SG&A normalised cost, $16m in capex and LTM (excluding any activation costs), $55m in cash interest (incl. deferred interest for bank loans of ~$8m from 2020 into 2021 + $6m PPL interest), $6m hold cost/cost cover to Keppel. Stacking cost of $6k/day. Opex of $45k/day. 4% cash revenue tax, 95% economic utilisation  # rigs outside Mexico  # current contracted rigs  # activated warmstacked rigs      # delivered rigs

   Extending debt maturity and capex through the anticipated trough of the cycle  14  Pre May 2020 – Debt profile  Current debt profile  No scheduled debt amortisation before 2023  >$1bn in accumulated liquidity improvement until 2023 achievedAmbition to further address the debt maturities to the benefit of all stakeholders  $m  $m  $m

Debt levels in perspective

Assumptions

- Average debt per delivered rig $85 million
- Average debt including undelivered rigs with newbuild capex commitment is $93 million
- Average age of delivered fleet is 4.5 years, including five undelivered rigs, 3.7 years
- Assuming the useful life of a rig at 30 years, we calculate the amortisation per day by depreciating the debt to zero over the remaining assumed life
- Daily interest rate is calculated on the 2021 debt levels at 5%
- The quality and age of the assets, in combination with the low cash interest cost, is a competitive advantage for Borr Drilling

Cost of Borr Drilling debt based on current interest rates and amortisation to zero is only **~$20k/day per rig**

Illustrative $k/day implied cost of debt



180
$k/day
160
Average last 20 years $140k/day
140
120
100
Average contracted YTD 2021 $86k/day
80
60
40
20
-
9.2
11.7
50
9.6
12.7
50
Delivered rigs
Incl. undelivered rigs
Opex
Interest cost
Illustrative amortisation

- Based on Q1 2021 numbers, including Back-end fee on loans to yards and long term accrued interest
- Based on depreciated value over 30 years
- Interest rate used 5% (corresponds with average interest rate for the company of 4.8% in Q1 2021, and 4.9% in 2020)
- Opex of $50k/day also estimated to cover a rig's portion of G&A/overheads

15 |

Borr Drilling

Illustrative Cash Flow Potential  16  “EBITDA” at various dayrate levels in Borr Drilling  *Assumes $50k/day in operating costs to also cover rig’s portion of G&A/overheads      15y average  Peak  Potential at different dayrate levels with28 rigs  $280m  $476m  $868m  $1,960m

   In conclusion  17  Flexible debt structure – proven track-record on extending maturities  Incremental demand and subsequent day-rate increases creating significant upside for our 10 idle rigs  Clear runway to first debt maturities in 2023 with continued activity of 13 rigs and collections remaining on track  Youngest fleet – strong operations team – first class operational performance   Robust backlog increase in 2021 of $458m as of end of May – operationally cash breakeven with 13 active rigs

 18